					Exhibit 12(b)

Entergy Gulf States, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					March 31,

	2002	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest charges	$144,840	$157,343	$133,598	$126,788	$149,780	$154,268
Interest applicable to rentals	16,483	16,694	13,707	8,832	8,928	9,768

Total fixed charges, as defined	161,323	174,037	147,305	135,620	158,708	164,036

Preferred dividends, as defined (a)	6,190	6,845	6,991	6,444	5,969	6,156

Combined fixed charges and preferred dividends, as defined	$167,513	$180,882	$154,296	$142,064	$164,677	$170,192

Earnings as defined:

Income from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$174,078	$63,895	$192,264	$206,497	$211,988	$194,536
Add:
Income Taxes	65,997	24,249	108,288	110,270	107,067	108,155
Fixed charges as above	161,323	174,037	147,305	135,620	158,708	164,036

Total earnings, as defined	$401,398	$262,181	$447,857	$452,387	$477,763	$466,727

Ratio of earnings to fixed charges, as defined	2.49	1.51	3.04	3.34	3.01	2.85

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.40	1.45	2.90	3.18	2.90	2.74

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.